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N E W S   R E L E A S E
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
INVESTOR CONTACTS:
Larry James                                  Suresh Kumar
(1) 408.941.1110                             (65) 360.4060
jamesl@charteredsemi.com                     sureshk@charteredsemi.com

MEDIA CONTACTS:
Chartered Singapore:                         For Chartered:
Maggie Tan                                   Laurie Stanley, Wired Island, Ltd.
(65) 360.4705                                (1) 510.656.0999
tanmaggie@charteredsemi.com                  laurie@wiredisland.tc
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CHARTERED REITERATES EARNINGS GUIDANCE FOR THIRD QUARTER 2001

SINGAPORE - AUGUST 31, 2001 - Chartered Semiconductor Manufacturing (Nasdaq:
CHRT and SGX-ST: CHARTERED) today reaffirmed its third-quarter earnings guidance, which was originally provided on July 20, 2001.

"The quarter is progressing much as we had anticipated, and we remain on track to achieve our gross profit margin and EPS targets of a 'loss of approximately $84 million to $86 million' and a 'loss per ADS of approximately 94 to 96 cents,' respectively," said Chia Song Hwee, senior vice president, CFO & CAO of Chartered.

"Wafer shipments may dip slightly, meaning that average utilization could be in the 'low-20s' instead of the 'mid-20s,' which we had originally projected," Chia continued. "With this in mind, we have widened the band on our revenue target to 'down 15-20%' from the prior quarter. The original target was 'down approximately 15%.' Even at the low end of this band, we anticipate still being within the range of our gross profit margin guidance as a result of additional success in our cost-reduction actions. In line with expectations, product mix has improved this quarter, and we are holding our average selling price guidance of 'up a few percentage points' from prior quarter."

While there are growing signs of stabilization in the industry, Chartered continues to plan cautiously, according to Barry Waite, president & CEO. "We still expect the cycle to bottom some time in the second half of this year; however, the exact timing and the pace of the expected recovery remain difficult to predict. In the meantime, our focus remains on positioning Chartered to rapidly respond when industry growth returns. We believe that our financial strength and our accelerated progress in

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technology development position Chartered to remain a top-tier player in the high-growth foundry industry," said Waite.

Chartered plans to release its third quarter earnings on Tuesday, October 23, Singapore time.


ABOUT CHARTERED

Chartered Semiconductor Manufacturing is one of the world's top three silicon foundries. The Company's business model is distinguished by its strategy to build trusted long-term relationships, where manufacturing is part of a larger customer-service focus that includes joint development and implementation of new process technologies supporting novel applications within the broad communications market. Chartered operates five semiconductor fabrication facilities in Singapore and has a sixth fab in the process of being developed as a 300mm facility.

A Company with both global presence and perspective, Chartered is traded on both the Nasdaq Stock Market in the United States (Nasdaq: CHRT) and on the Singapore Exchange Securities Trading Limited in Singapore (SGX-ST: CHARTERED). The Company reported 2000 revenues of over US$1.1 billion. More than 4,300 Chartered employees are based at 11 locations around the world. Information about Chartered Semiconductor Manufacturing can be found at www.charteredsemi.com.


SAFE HARBOR STATEMENT UNDER THE PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to the Company's performance in the third quarter of 2001 and for the remainder of 2001, and the statements relating to the near-term and longer-term market outlook and the Company's growth and positioning in the foundry industry, reflect the Company's current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: changes in market outlook and trends; changes in economic fundamentals; customer demands; the successful implementation of our partnership, technology and supply alliances; unforeseen delays or interruptions in the construction and ramp up of our fabrication facilities; the performance level of our fabrication facilities; availability of materials, equipment, manpower and timely regulatory approvals, the availability of financing and terms thereof and the continued success in technological advances. Although the Company believes the expectations reflected in such forward looking statements are based upon reasonable assumptions, it can give no assurance that these expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on management's current view of future events. The Company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.